Exhibit 99.1

Medicure announces availability of ZYPITAMAG™ (pitavastatin) in the U.S.

WINNIPEG, May 1, 2018 /CNW/ - Medicure (TSXV:MPH) today announced that pitavastatin magnesium (ZYPITAMAGTM) tablets are now available in retail pharmacies throughout the United States. ZYPITAMAGTM, a statin (HMG-CoA reductase inhibitor) medication approved by the U.S. Food and Drug Administration (FDA) in July 2017, is available in strengths of 1 mg, 2 mg and 4 mg. ZYPITAMAGTM is indicated for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia as an adjunctive therapy to diet, to reduce elevated total cholesterol (TC), low-density lipoprotein cholesterol (LDL-C), apolipoprotein B (Apo B), triglycerides (TG), and to increase high-density lipoprotein cholesterol (HDL-C). (Refer to the annexure appended below for the complete indication statement and important safety information.)

"Medicure is pleased to partner with Cadila Healthcare Ltd., India (Zydus group) and add ZYPITAMAGTM to its cardiovascular commercial operation. This partnership offers a cost effective pitavastatin alternative and fits with Medicure's mission of being a significant, value based, cardiovascular pharmaceutical company focused on the U.S. market," commented Medicure's President and CEO, Dr. Albert D. Friesen.

As previously announced Medicure entered into an agreement with Zydus to commercialize ZYPITAMAGTM for a term of seven years, with extensions to the term available. ZYPITAMAGTM was developed by Zydus via a 505(b)(2) New Drug Application procedure. Medicure is a U.S. pharmaceutical company and has a proven track-record of successful commercialization of products in the therapeutic segments of cardiovascular and metabolic diseases. As a part of this agreement, Zydus will hold the NDA and Medicure will be responsible for the sales and marketing of ZYPITAMAGTM.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin magnesium) in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About Zydus Cadila

Cadila Healthcare Ltd., India is an innovative, global pharmaceutical company that discovers, develops, manufactures and markets a broad range of healthcare therapies.  The group employs over 21000 people worldwide and is dedicated to creating healthier communities globally.  Zydus aspires to be a research-based pharmaceutical company by 2020. For more information, please visit www.zyduscadila.com

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Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include the target launch date for new products, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

Annexure

IMPORTANT SAFETY INFORMATION FOR ZYPITAMAG (pitavastatin)

INDICATIONS & USAGE: Drug therapy should be one component of multiple-risk-factor intervention in individuals who require modifications of their lipid profile. Lipid-altering agents should be used in addition to a diet restricted in saturated fat and cholesterol only when the response to diet and other nonpharmacological measures has been inadequate.

Primary Hyperlipidemia and Mixed Dyslipidemia: ZYPITAMAG is indicated as an adjunctive therapy to diet to reduce elevated total cholesterol (TC), low-density lipoprotein cholesterol (LDL-C), apolipoprotein B (Apo B), triglycerides (TG), and to increase HDL-C in adult patients with primary hyperlipidemia or mixed dyslipidemia. Limitations of Use: Doses of ZYPITAMAG greater than 4 mg once daily were associated with an increased risk for severe myopathy in premarketing clinical studies. Do not exceed 4 mg once daily dosing of ZYPITAMAG. The effect of ZYPITAMAG on cardiovascular morbidity and mortality has not been determined. ZYPITAMAG has not been studied in Fredrickson Type I, III, and V dyslipidemias.

CONTRAINDICATIONS: ZYPITAMAG is contraindicated in patients with a known hypersensitivity to product components, in patients with active liver disease (which may include unexplained persistent elevations in hepatic transaminase levels), in women who are pregnant or may become pregnant, in nursing mothers, or in co-administration with cyclosporine.

WARNINGS & PRECAUTIONS
Skeletal Muscle Effects: Cases of myopathy and rhabdomyolysis with acute renal failure secondary to myoglobinuria have been reported with HMG-CoA reductase inhibitors, including pitavastatin.

•	These risks can occur at any dose level, but increase in a dose-dependent manner, with advanced age (≥ 65 years), renal impairment, and inadequately treated hypothyroidism; administer with caution in these patients, or when used concomitantly with fibrates or lipid-modifying doses of niacin, or colchicine. Avoid concomitant administration with gemfibrozil.
•	Advise patients to promptly report unexplained and/or persistent muscle pain, tenderness, or weakness, particularly if accompanied by malaise or fever; discontinue ZYPITAMAG.
•	If muscle signs and symptoms persist after discontinuation, this may be a sign of immune-mediated necrotizing myopathy (IMNM), an autoimmune myopathy associated with statin use, requiring immediate medical attention. IMNM is characterized by proximal muscle weakness and elevated serum creatine kinase, which persist despite discontinuation of statin treatment; muscle biopsy showing necrotizing myopathy without significant inflammation; improvement with immunosuppressive agents.
•	ZYPITAMAG should be discontinued if markedly elevated creatine kinase levels occur or myopathy is diagnosed or suspected. ZYPITAMAG should also be temporarily withheld in any patient with an acute, serious condition suggestive of myopathy or predisposing to the development of renal failure secondary to rhabdomyolysis (e.g., sepsis, hypotension, dehydration, major surgery, trauma, severe metabolic, endocrine, and electrolyte disorders, or uncontrolled seizures).

Liver Enzyme Abnormalities:

•	Persistent elevation in hepatic transaminases can occur. Check liver enzymes before initiating therapy and if signs or symptoms of liver injury occur; advise patients to report fatigue, anorexia, right upper abdominal discomfort, dark urine or jaundice.
•	Fatal and non-fatal hepatic failure can occur. Interrupt ZYPITAMAG if serious liver injury with clinical symptoms and/or hyperbilirubinemia or jaundice occurs. If an alternate etiology is not found do not restart ZYPITAMAG.
•	Use ZYPITAMAG with caution in patients who consume substantial quantities of alcohol and/or have a history of chronic liver disease. Do not use ZYPITAMAG if patient has active liver disease, which may include unexplained persistent transaminase elevations.

Endocrine Function:

•	Increases in HbA1c and fasting serum glucose levels have been reported.

COMMON ADVERSE REACTIONS: myalgia, back pain, diarrhea, constipation and pain in extremity (rate ≥ 2% in at least one marketed dose).  This is not a complete list of all reported adverse events.

For additional information, refer to full Prescribing Information.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.FDA.gov/medwatch or call 1-800-FDA-1088.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/01/c1634.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 07:00e 01-MAY-18